March 7, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Stephen Krikorian, Accounting Branch Chief

Re:	MAM Software Group, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010 Filed September 16, 2010
File No. 000-27083

Dear Mr. Krikorian:

We are counsel to MAM Software Group, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated February 10, 2011, relating to the above- captioned Form 10-K for the Fiscal Year Ended June 30, 2010. The Company has amended the Form 10-K in response to the SEC’s comments.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to Form 10-K, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 31

1.	It appears that you have not provided the disclosure called for by Item 701(d) of Regulation S-K. Please advise.

Response:

Item 5 of the Form 10-K included a description of the issuance of shares to the Company’s directors.  Item 5 of Amendment No. 1 to the Form 10-K has been revised to indicate the exemption relied upon in the issuance of the shares to the Company’s directors and is reproduced below for your convenience of reference.    Apart from the issuance of shares discussed below, the Company did not undertake any other unregistered sales of its securities during the period covered by the annual report on Form 10-K that were not disclosed in various quarterly reports on Form 10-Q previously filed by the Company.

On April 6, 2010, the Company issued 186,407 shares of common stock to certain directors in lieu of cash compensation fees, which were valued at approximately $14,900.

This transaction was not registered under the Securities Act in reliance on an exemption from registration set forth in a transaction by the Company not involving any public offering as the shares were granted as compensation for services.

Item 9A. Controls and Procedures

(b) Management’s Report on Internal Control over Financial Reporting, page 57

2.           Please confirm to us that the date of your management’s conclusion as to the effectiveness of your internal cover over financial reporting in your Form 10-K was as of June 30, 2010 and not June 30, 2009.

Response:

The date of the conclusion as to the effectiveness of the Company’s internal control over financial reporting in its recently filed Form 10-K is confirmed as of June 30, 2010.

Item 10. Directors Executive Officers and Corporate Governance, page 58

3.           Please provide the disclosure called for by Item 406 of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

Response:

The Company is amending its annual report on Form 10-K to include the following disclosure and will include it in future filings as appropriate:

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS
MAM is committed to maintaining the highest standards of business conduct and corporate governance, which we believe are essential to running our business efficiently, serving our stockholders well and maintaining MAM’s integrity in the marketplace. MAM maintains a code of business conduct and ethics for directors, officers (including MAM’s principal executive officer, principal financial officer and principal accounting officer) and employees, known as our Code of Ethics of Business Conduct.  This document is available at www.mamsoftwaregroup/investorrelations/XXXXXX.1 MAM will post on this website any amendments to the Code of Ethics of Business Conduct or waivers of the Code of Ethics of Business Conduct for directors and executive officers. Stockholders may request free printed copies of the Code of Ethics of Business Conduct, the Corporate Governance Guidelines and the Board committee charters from:

MAM Software Group, Inc.
Attention: Investor Relations
3435 Winchester Road
Allentown, Pennsylvania 18104
(610) 336-9045
www.mamsoftwaregroup.com/investorrelations/XXXXXX

1 As our client’s web consultant had not yet completed the work on the link to the website, we are filing the response with the provisional amended disclosure. The disclosure will be amended by a revised filing upon finalization of the website link.

4.           We note your disclosure regarding the business experience of your directors. Please revise your disclosure to briefly discuss on an individualized basis the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director. Please see Item 401(e) of Regulation S-K. Please include this disclosure in future filings and show us your proposed disclosure.

Response:

Michael Jamieson was appointed to the Board and to the position of interim Chief Executive Officer in February 2010.  He became the Company’s CEO in June, 2010.  Mr. Jamieson previously served as Chief Operating Officer and a director of the Company from December 2005 to March 2007.  Mr. Jamieson has served as Managing Director of MAM’s subsidiary, MAM Software Ltd. (“MAM”), since 2004.  Mr. Jamieson joined MAM in 1991 in its installation and configuration department and has held a number of positions within MAM’s implementation and support departments until his appointment as Department Manager for Workshop and Bodyshop Systems in 1995. Mr. Jamieson was promoted to the position of Associate Director of Workshop and Bodyshop Systems in 2002 before taking his current role as Managing Director of MAM in 2004.

Mr. Jamieson brings to the Board significant expertise in the automotive aftermarket software industry, as well as experience in international business technology and extensive management and operating experience.  Having in excess of 20 years’ experience with the Company, Mr. Jamieson brings unparalleled knowledge of the Company and its operations and understanding the markets the Company operates in as well as the challenges to opening up new markets whether in the United States or elsewhere around the world.

Dwight B. Mamanteo became a Director of the Company on March 1, 2007. Mr. Mamanteo serves as the Chairman of the Company’s Compensation Committee and as a member of the Company’s Audit Committee and a member of the Company’s Governance and Nomination Committee. Since November 2004, Mr. Mamanteo has served as a Portfolio Manager at Wynnefield Capital, Inc., a private investment management firm. From April 2009 to November 2010, Mr. Mamanteo served on the Board of Directors of EasyLink Services International Corporation (NasdaqCM: ESIC), a leading global provider of on-demand electronic messaging and transaction services that help companies optimize relationships with their partners, suppliers, customers, and other stakeholders. From December 2007 to November 2008, Mr. Mamanteo served on the Board of Directors and as the Chairman of PetWatch Animal Hospitals, Inc. (a private company), a provider of primary care and specialized services to companion animals through a network of fully-owned veterinary hospitals. From September 2005 to November 2007, Mr. Mamanteo served on the Board of Directors of Sherpa Service Corps, Inc (a private company), a service provider enabling subscribing institutions to accelerate academic and other institutions’ enrollment of international students and facilitating the institutions’ compliance with federal statutory obligations. Prior to joining Wynnefield Capital, Mr. Mamanteo worked in the field of technology for over 10 years in various positions for BEA Systems, VISA International, Ericsson, UNISYS, and as an independent consultant.  Mr. Mamanteo received an M.B.A. from the Columbia University Graduate School of Business and a BS in Electrical Engineering from Concordia University (Montreal).

Mr. Mamanteo brings to the Board valuable business and finance experience, particularly the experience of a professional who has had experience in other industries by virtue of his investing experience as well as related operational experience gained in such technology companies as BEA, Ericsson and UNISYS.

Marcus Wohlrab became a Director of the Company on March 1, 2007. Mr. Wohlrab is the Chairman of the Governance and Nomination Committee and is a member of the Compensation Committee.  From January 2010 to December 2010, Mr. Wohlrab served as the CEO of Barclay Technologies Holding AG. Since December 2010, Mr. Wohlrab serves as the CFO of Barclay Technologies Holding AG. In April 2001, Mr. Wohlrab founded Easting Capital Limited, a company that serves as a placing agent for credit and interest rate securities as well as negotiating public finance deals for large infrastructure projects as well as private companies. Easting Capital has recently been re-launched beginning 2008 with new shareholders and is now known as Clearmond AG registered in Switzerland. From October 2000 to April 2001, Mr. Wohlrab was Executive Vice President Market Development for Easdaq, the pan-European Stock Market for growth companies (later acquired by NASDAQ). From January 1998 to September 2000, he served as Director Europe and Middle East for NASDAQ International. He also founded, built and helped finance WinWatch/WinVista, a software programming entity focused on Internet and Windows security products. He was also Director of Corporate Finance for Modatech Systems, Assistant Director for the Union Bank of Switzerland, Vice President of Sales and Marketing for Paine Webber International, and Vice President for Wood Gundy/CIBC/Oppenheimer. Mr. Wohlrab received a Bachelor of Science degree in Mathematics and Geology from Devon University and is fluent in Italian, French, German and English.

Mr. Wohlrab brings to the Board valuable international business experience in a variety of industries and in geographies that may be critical to expansion plans, particularly markets in both eastern and western Europe.  Mr. Wohlrab also brings an important understanding of the issues facing companies as they seek to expand geographically, particularly in developing markets around the world.

Frederick Wasserman became a Director of the Company on July 17, 2007. Mr. Wasserman is the Chairman of the Audit Committee and is a member of the Governance and Nomination Committee. Mr. Wasserman is President of FGW Partners, LLC, a financial management consulting firm he started, effective as of May 1, 2008. From August 2005 to December 2006, he served as Chief Operating and Chief Financial Officer of Mitchell & Ness Nostalgia Company, a manufacturer of licensed sportswear. From January 2001 to February 2005, he served as President and Chief Financial Officer of Goebel of North America, a subsidiary of the manufacturer of M.I. Hummel products, W. Goebel Porzellanfabrik Company. From December 1995 to January 2001 he served as Vice-President of Finance and Chief Financial Officer of Papel Giftware, serving as the company’s interim president from May 2000 to January 2001. He also brings 13 years of public accounting experience, most notably work with each of Coopers & Lybrand and Eisner & Company. He received a Bachelor of Science degree in Economics from the University of Pennsylvania’s Wharton School, and has been a Certified Public Accountant. Mr. Wasserman also serves as a Director for the following companies: Acme Communications, Inc. (chairman- Nominating Committee, member- Audit Committee), Breeze-Eastern Corporation (Chairman- Audit Committee), TeamStaff, Inc. (Chairman- Board of Directors) and Gilman + Ciocia, Inc. (Chairman- Compensation Committee, Member- Audit Committee). From December 2006 to August 2010, Mr. Wasserman served on the Board of Directors of Allied Defense Group (Member-Audit Committee, Ethics and Governance Committee). From July 2007 to August 2010, he served on the Board of Directors of Crown Crafts, Inc.

Mr. Wasserman brings strong audit and accounting credentials to the Board, credentials, which in addition to enabling him to serve as our audit committee chairman and financial expert, also enable him to assure best accounting and financial management practices throughout the Company.  In addition, his experience has a chief financial officer and/or financial consultant at several companies is an invaluable resource for the Board and Company.

Gerald M. Czarnecki  became a lead Director of the Company on August 13, 2008 and Chairman of our Board of Directors on September 23, 2009. Mr. Czarnecki is an ex officio member of each of the Audit Committee, Compensation Committee and Governance and Nomination Committee. Mr. Czarnecki has been the Chairman and CEO of The Deltennium Group, Inc., a privately held consulting and direct investment firm, since its founding in 1995. Since August 2007, Mr. Czarnecki has served as President and CEO of 02Media, Inc., a private organization providing direct response marketing campaign management and infomercial production, educational and branded entertainment TV programming and Internet marketing campaign management. From April 1, 2007 to January 15, 2008, Mr. Czarnecki served as interim President & CEO of Junior Achievement Worldwide, Inc., where he also serves on the board of directors, and as member of the Executive Committee, and Chairman of its Human Resources, Compensation and Pension Committees. Mr. Czarnecki is a member of the Board of Directors of State Farm Insurance Company and is Chairman of the Audit Committee, and a member of the Board of Directors of State Farm Bank and State Farm Fire & Casualty. He is also a member of the advisory board for Private Capital, Inc. and serves as a member of the Board of Trustees of National University and is Chairman of its Investment Committee. In addition he is Chairman of the Board of National Leadership Institute, a nonprofit organization dedication to facilitating quality leadership and governance in nonprofit organizations; Chairman of the National Association of Corporate Directors - Florida Chapter. Mr. Czarnecki holds a B.S. in Economics from Temple University and an M.A. in Economics from Michigan State University, a Doctor of Humane Letters from National University and is a Certified Public Accountant. Mr. Czarnecki is also the author of five books on Leadership and corporate governance. From June 2003 to April 2010, Mr. Czarnecki served on the Board of Directors of Del Global Technology, Inc., where he also served as the Chairman of its Audit Committee. From June 2006 to February 2010, Mr. Czarnecki served on the Board of Directors of Junior Achievement of South Florida, Inc.

Mr. Czarnecki brings to the Board significant experience as a management change agent, corporate leadership, knowledge and experience in the information technology industry, and development of corporate strategy.  His experience at companies as large as IBM or as small as 02 Media have enabled him to understand how to drive best practices across either large or small organizations and creation of a dynamic organization – capable of adapting to the new paradigm of constant change in business.

W. Austin Lewis IV was appointed to the Board on January 27, 2009. Mr. Lewis serves as a member of the Audit Committee and the Compensation Committee. He currently serves as the Chief Executive Officer of Lewis Asset Management Corp., an investment management company headquartered in New York City which he founded in 2004. From 2003 to 2004, Mr. Lewis was employed at Puglisi & Company, a New York based broker-dealer registered with FINRA, where he served as a registered representative and managed individual client accounts, conducted due diligence for investment banking activities and managed his own personal account. In 2002, Mr. Lewis co-founded Thompson Davis, & Company, Inc., a registered broker-dealer headquartered in Richmond, Virginia. From 1998 to 2002, Mr. Lewis was employed by Branch Cabell and Company, Inc. in Richmond, Virginia (“Branch Cabell”) where he was a registered representative. Following the November 2000 acquisition of Branch Cabell by Tucker Anthony Incorporated (“Tucker Anthony”), Mr. Lewis served as a Vice-President for Tucker Anthony and subsequently RBC Dain Rauscher, Inc. which acquired Tucker Anthony in August of 2001. Mr. Lewis received his Bachelor of Science degree in Finance and Financial Economics from James Madison University in 1998.

Mr. Lewis brings to the Board significant experience as an early-stage investor, principally in the information technology industry through his position as CEO of Lewis Asset Management.  In addition, his experience in several facets of the financial industry provide him with a unique perspective on the opportunities and challenges facing early stage companies.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 62

5.           We note that other than the chief executive officer (and the two executive officers no longer with the company) you have included disclosure for only one other named executive officer. Item 402(m)(2)(ii) of Regulation S-K requires disclosure for the two most highly paid executive officers other than the chief executive officer.  Please advise.

Response:

MAM Software Group, Inc. has two officer positions – its President/Chief Executive Officer and its Chief Financial Officer.  These two individuals also serve as the executive officers for each of the subsidiary operations.  While the Company’s subsidiaries employ sales personnel no one in such subsidiaries “performs a policy making function or … performs similar policy making functions for the registrant.” Furthermore, none of the sales personnel of the Company’s subsidiaries “may be deemed executive officers of the registrant if they perform such policy making functions for the registrant” as they do not serve in such capacity.

6.           You state in relevant part that your compensation philosophy includes the principles that compensation should be related to performance and that incentive compensation should be a greater part of total compensation for more senior positions. You further state your expectation is that “at risk” compensation levels generally exceed two thirds of anticipated compensation if bonus targets are met. Your disclosure, however, does not demonstrate how these principles were applied to compensation paid to your named executive officers. On the contrary, the summary compensation table reveals that compensation payments were based almost entirely on base salary in each instance. Please tell us whether and how compensation paid to your named executive officers related to company performance. Note that to the extent you include compensation discussion and analysis in the future, your disclosure should include an analysis of how the compensation elements, as well as the specific amounts under each element, were determined.

Response:

MAM Software Group’s compensation principles do indeed adhere to the philosophy that incentive compensation (both cash and equity or equity-linked compensation) should be tied to performance.  The fact that compensation paid to named executive officers in the summary compensation was based almost entirely on base salary in each instance is a reflection of the fact performance targets in each of the last two fiscal years were not met and thus there was no pay out on previously disclosed targets.

Summary Compensation Table for Fiscal Years 2011009 and 2008, page 73

7.           You state in footnote 4 to the summary compensation table that the amount shown in the table for Mr. Trapp for the year ended June 30, 2010 reflects $128,333 earned for services between December 1, 2009 and June 30, 2010 “pursuant to a month to month verbal agreement.” However, it appears from your disclosure elsewhere that you entered into a three-year employment agreement with Mr. Trapp effective July 1, 2010.  Please advise.

Response:

On December 7, 2009, the Company filed a Current Report on Form 8-K disclosing that Mr. Trapp’s previous employment agreement had been terminated effective December 1, 2009, but that he was continuing on as an at-will employee on the same terms.  On July 21, 2010, disclosing the terms of new employment entered into with each of Mr. Trapp and Mr. Jamieson, which agreement was deemed effective on the first day of the Company’s fiscal year or July 1.  Since a portion of Mr. Trapp’s compensation was derived as an at-will employee with no written agreement, the disclosure was drafted accordingly.

8.           We note your reference in footnotes 5 and 6 to the table that the amounts shown reflect the dollar amounts recognized for financial statement reporting purposes in accordance with FAS 123R, which is inconsistent with your disclosure elsewhere and with the requirement that the amounts shown reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please advise.

Response:

Amendment No. 1 to Form 10-K will include the following summary compensation table:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)		Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Michael G. Jamieson, (1) Chief Executive Officer, President and Director	2010	80,428	—	—		—	—	—	—	80,428

Ian Warwick (2)	2010	475,000	—	—		—	—	—	—	—
Former Chief Executive Officer, President	2009	292,828	—	—		—	—	—	—	292,828
and Director	2008	349,195	—	—		—	—	—	—	349,195

Simon Chadwick (3)	2010	356,250	—	—		—	—	—	—	—
Former Chief Operating	2009	218,780	—	—		—	—	—	—	218,780
Officer and Director	2008	259,402	—	—		—	—	—	—	259,402

Charles F. Trapp (4)	2010	220,000	—	—		—	—	—	—	220,000
Executive Vice President,	2009	224,166	—	—		—	—	—	—	224,166
and Chief Financial Officer	2008	214,583	—	75,000	(5)	—	—	—	—	289,583

(1)
Reflects salary paid to Mr. Jamieson for services rendered to us and our subsidiaries during fiscal 2010 as MAM’s Chief Executive Officer and President.  Salary was paid by a subsidiary of the Company in British pounds at an annual salary of 122,000 GPB per year.  Mr. Jamieson became Interim Chief Executive Officer and Interim President on February 1, 2010 and was paid 50,830 GBP for the period from February 1, 2010 to June 30, 2010 pursuant to the terms of Mr. Jamieson’s employment agreement with our subsidiary.  The amount shown for 2010 was translated to US dollars based on a June 30, 2010 currency conversion rate of 1 GBP = $1.5823 (or $80,428). Mr. Jamieson did not receive any additional compensation for his services as a director on our Board of Directors.

(2)
Mr. Warwick resigned his position as Chief Executive Officer, President and Director effective as of January 31, 2010.  Reflects salary paid to Mr. Warwick for services rendered to us and our subsidiaries during fiscal 2010, 2009 and 2008 as MAM’s Chief Executive Officer and President.  The salary for the period from July 1, 2009 to January 31, 2010 was paid in US dollars at an annual base rate of $300,000 (or $175,000 for the period), pursuant to the terms of Mr. Warwick’s employment agreement.  Pursuant to the terms of Mr. Warwick’s Separation Agreement he was paid $300,000 in six equal monthly installments of $50,000 per month.  Mr. Warwick was paid in British pounds at an annual salary of 175,000 GPB for each of the 2008 fiscal year, and for the period from July 1, 2008 to November 30, 2008 (or 72,916 GBP).  Salary for the period from December 1, 2008 through June 30, 2009 was paid in US dollars at an annual base rate of $300,000 (or $175,000 for the period), pursuant to the terms of Mr. Warwick’s employment agreement.   The amount shown for 2008 was translated to US dollars based on a June 30, 2008 currency conversion rate of 1 GBP = $1.9954.  The portion of Mr. Warwick’s salary for fiscal 2009 which was paid in British pounds (for the period from July 1, 2008 through November 30, 2008) was translated to US dollars based on the June 30, 2009 currency conversion rate of 1 GBP = $1.61593 (or $117,828). Mr. Warwick did not receive any additional compensation for his services as a director on our Board of Directors.

(3)
Mr. Chadwick resigned his position as Chief Operating Officer and Director effective as of January 31, 2010.  Reflects salary paid to Mr. Chadwick for services rendered to us and our subsidiaries during fiscal 2010, 2009 and 2008 as MAM’s Chief Operating Officer.  The Salary for the period from July 1, 2009 to January 31, 2010 was paid in US dollars at an annual base rate of $225,000 (or $131,250 for the period), pursuant to the terms of Mr. Chadwick’s employment agreement.  Pursuant to the terms of Mr. Chadwick’s Separation Agreement he was paid $225,000 in six equal monthly installments of $37,500 per month. Salary was paid in British pounds at an annual salary of 130,000 GPB for each of the 2008 fiscal year, and for the period from July 1, 2008 to November 30, 2008 (or 54,167 GBP).  Salary for the period from December 1, 2008 through June 30, 2009 was paid in US dollars at an annual base rate of $225,000 (or $131,250 for the period), pursuant to the terms of Mr. Chadwick’s employment agreement.   The amount shown for 2008 was translated to US dollars based on a June 30, 2008 currency conversion rate of 1 GBP = $1.9954.  The portion of Mr. Chadwick’s salary for fiscal 2009 which was paid in British pounds (for the period from July 1, 2008 through November 30, 2008) was translated to US dollars based on the June 30, 2009 currency conversion rate of 1 GBP= $1.61593 (or $87,530). Mr. Chadwick did not receive any additional compensation for his services as a director on our Board of Directors.

(4)
Mr. Trapp was appointed Vice President Finance and Chief Financial Officer effective as of December 1, 2007. For the year ended June 30, 2010, the amount shown in the table reflects salary in the amount of $91,667 earned for services in these capacities between July 1, 2009 and November 30, 2009, pursuant to the terms of Mr. Trapp’s employment agreement, as well as salary in the amount of $128,333 earned for services between December 1, 2009 and June 30, 2010 pursuant to a month to month verbal agreement. The salary for fiscal 2010 also includes $22,000 that was deferred and contributed by Mr. Trapp to the Company’s plan established under section 401(k) of the Internal Revenue Code of 1986, as amended.  For the year ended June 30, 2009, the amount shown in the table reflects salary in the amount of $95,833 earned for services in these capacities between July 1, 2008 and November 30, 2008, as well as salary in the amount of $128,333 earned for services between December 1, 2008 and June 30, 2009 pursuant to the terms of Mr. Trapp’s employment agreement. The salary for fiscal 2009 also includes $20,500 that was deferred and contributed by Mr. Trapp to the Company’s plan established under section 401(k) of the Internal Revenue Code of 1986, as amended.  For the year ended June 30, 2008, the amount shown in the table reflects salary in the amount of $134,167 earned for services between December 1, 2007 and June 30, 2008, as well as salary in the amount of $80,416 earned for services as an accountant prior to his appointment as an officer. The salary for fiscal 2008 also includes $20,500 that was deferred and contributed by Mr. Trapp to the Company’s plan established under section 401(k) of the Internal Revenue Code of 1986, as amended.

(5)
The amount shown in the “Stock Awards” column reflects the grant date fair value of awards granted during fiscal 2010, 2009 and 2008 measured in accordance with Accounting Standards Codification Topic 718 for stock awards to Mr. Trapp. Stock awards represent an award on May 13, 2008 of 750,000 shares of Common Stock with a grant date closing price of $0.10 per share, of which 34% or 255,000 shares vested immediately on the date of grant. The remaining 66% of the shares or 495,000 shares vest in three equal installments of 165,000 shares on each of the first, second and third anniversaries of the grant date. The shares were not issued pursuant to any existing compensation plan. As a result of changes to the rules relating to these disclosures, the amounts have been revised from the amounts reported in our previous Annual Reports to reflect the grant date fair value of the stock granted, rather than the expense recognized for financial reporting purposes. Refer to the Company’s Consolidated Financial Statements for the Fiscal Years Ended June 30, 2010 and 2009, Note 1 “Stock Based Compensation” and Note 9 “Stockholders Equity” included in this Annual Report on Form 10-K, with respect to valuation assumptions for this stock grant. Mr. Trapp held no other stock or option awards at June 30, 2010 and 2009, respectively.

Item 13. Certain Relationships and Related Transaction, and Director Independence

Transactions with ComVest Capital LLC and its affiliate Commonwealth Associates LP  ComVest Capital LLC page 84

9.           On page 80, you disclose that ComVest Capital LLC owns 8.98% of your common stock. The disclosure in this section, however, indicates that ComVest Capital LLC owns 10.79% of your common stock, including certain warrants held by Commonwealth Associates LP.  Please advise.

Response:

The disclosure has been amended to 8.98% in both instances on page 85.

Item 15. Exhibits Financial Statement Schedules, page 91

10.           It appears that some of the exhibits that you have filed with the Form 10-K and listed in the exhibit index themselves omit certain other exhibits or schedules. Please explain to us why Exhibits 10.8, 10.19, 10.20 and 10.21 omit exhibits and schedules that are part of filed exhibits. Alternatively, please refile complete copies of these exhibits. Please see Item 601 of Regulation S-K.

Response:

Copies of the complete exhibits will be re-filed with the amended filing.

11.           On page 88, you disclose that on May 15, 2008, ComVest agreed to grant you a waiver for a violation of a loan covenant and that you and ComVest entered into a Waiver and Amendment. This Waiver and Amendment, however, does not appear to be filed as a material contract pursuant to Item 601(b)(10) of Regulation S-K even though it appears to be a material contact and even though you have filed other agreements with ComVest as exhibits. Please advise.

Response:

A copy of the Waiver and Amendment was filed as Exhibit 10.1 to the Current Report on Form 8-K filed on May 27, 2009, which referenced the May 15, 2008 waiver.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 9. Stockholders’ Equity

Stock Awards and Grants, page F-38

12.           We note your disclosures that during the quarters ended September 30, 2008 and September 30, 2009 and on May 13, 2008, the Board approved the issuance of common stock to directors and certain employees under the Company’s 2007 LTIP yet these shares were issued over a three year period. Tell us how you determined the grant date or measurement date of these shares.  See ASC 718-10-25-5.  As part of your response, please tell us when these shares begin to vest.

Response:

The Company agreed to issue to its directors and certain employees shares as part of their compensation package under the 2007 LTIP.  Under the agreements with the directors, the Company is to provide cash compensation and also shares of common stock equal to the same amount of cash compensation based on the closing stock price on July 1 of each year.  During the quarter ended September 30, 2008, the Company approved the issuance of 483,000 shares of common stock to its directors based on the closing stock price on July 1, 2008.  The shares vest quarterly over a three year period beginning on July 1, 2008 and are issued to the directors quarterly.  During the quarter ended September 30, 2009, the Company approved the issuance of 1,156,818 shares of common stock to its directors based on the closing stock price on July 1, 2009.  The shares vest quarterly beginning on July 1, 2009 over a three year period and are also issued to the directors quarterly.

In a separate arrangement, on May 13, 2008, the Company approved the issuance of 2,985,000 shares of common stock to certain employees and outside directors.  With respect to these shares, 34% of the shares (994,500) were vested and issued on the date of the arrangement.  The remaining 66% of the shares vest annually beginning on May 13, 2008 over a three year period and will be issued annually.

The Company has measured and recorded the fair value of the stock based on the actual issuance date of the shares.  This was based on the fact that if the employees or directors were no longer with the Company, they would not have the right to future issuances of the stock.  The Company recognizes that under ASC 718-10-25-5, as of July 1, 2008 and July 1, 2009 for the awards under the 2007 LTIP and as of May 13, 2008 for the additional award, the awards were unilateral grants, the recipients do not have the ability to negotiate the key terms and conditions of such grant, and that the key terms and conditions were communicated to the individual recipients within a relatively short period of time.  Therefore, the grant and measurement dates should have been July 1, 2008, July 1, 2009 and May 13, 2008, respectively.

The Company evaluated the effect of the difference in accounting quantitatively (see chart presented as Exhibit A hereof) and qualitatively.  The quantitative impact on the consolidated balance sheet is not addressed as the difference does not result in a net change to stockholders’ equity.  For each of the quarters and for the year ended June 30, 2009, the Company had a net loss.  The effect of the accounting change for each quarter during the year ended June 30, 2009 was less than $22,000 and the fiscal year ended June 30, 2009 was approximately $58,000.  There was no effect to the loss per share for each quarter and the year ended June 30, 2009.  The effect of the accounting change for each quarter during the year ended June 30, 2010 was less than $28,000 and the fiscal year ended June 30, 2010 was approximately $43,000.  There was no effect to the earnings (loss) per share for each quarter and the year ended June 30, 2010.

Based on our quantitative and qualitative review of the Staff Accounting Bulletin No. 99, we do not believe that the error is material and the judgment of a reasonable person relying upon this information will not change or be influenced by a restatement.

The Company will account for the award issuances based on the original grant date fair value on a prospective basis.

**************

We trust that the foregoing is responsive to the Staff’s comments.  In addition, we have attached hereto our client’s acknowledgement that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch

EXHIBIT A
Analysis of Expense Recognized From Certain Share-Based Compensation Awards

	Quarter Ended				Year Ended
	9/30/2008	12/31/2008	3/31/2009	6/30/2009	6/30/2009

Expense per ASC 718-10-25-5	$22,850	$22,850	$22,850	$22,850	$91,400
Expense as filed	7,184	2,876	1,386	22,357	33,803

Variance in expense recorded	$15,666	$19,974	$21,464	$493	$57,597

Financial statements as filed
Net loss	$(552,000)	$(4,797,000)	$(315,000)	$(1,959,000)	$(7,623,000)
Weighted average shares	92,733,220	92,814,017	79,123,769		86,272,712
EPS	$(0.01)	$(0.05)	$(0.00)		$(0.09)

Financial statement effect of variance
Net income loss	(2.8)%	(0.4)%	(6.8)%	0.0%	(0.8)%
EPS	$0.00	$0.00	$0.00		$0.00

	Quarter Ended				Year Ended
	9/30/2009	12/31/2009	3/31/2010	6/30/2010	6/30/2010
Expense per ASC 718-10-25-5	$33,517	$33,517	$33,517	$33,517	$134,067
Expense as filed	12,526	8,173	9,170	61,285	91,154

Variance in expense recorded	$20,991	$25,344	$24,347	$(27,768)	$42,913

Financial statements as filed
Net income (loss)	$80,000	$(237,000)	$(719,000)	$249,000	$(627,000)
Weighted average shares	83,496,491	83,765,095	84,028,138		83,970,278
EPS	$0.00	$(0.00)	$(0.01)		$(0.01)

Financial statement effect of variance
Net income (loss)	26.2%	(10.7)%	(3.4)%	(11.2)%	(6.8)%
EPS	$0.00	$0.00	$0.00		$0.00